Exhibit 1

For the forward-looking non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue cannot be estimated with reasonable certainty. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to present revenue before presenting New Category revenue.

7 December 2021
BRITISH AMERICAN TOBACCO p.l.c.
2021 Second Half Pre-Close Trading Update

PIVOTAL YEAR ON TRACK

Trading update - ahead of closed period commencing 1 January 2022

Jack Bowles, Chief Executive:
‘2021 is the pivotal year in our transformation journey to build A Better Tomorrow.

Benefitting from a continued strong New Category performance, which is now a sizeable contributor to group revenue growth, we are making excellent progress towards our £5bn revenue target by 2025, supported by a clear focus on THP.

By leveraging our increased scale, New Categories will contribute to profit growth for the first time as their losses start to reduce, a key step on our pathway to profitability by 2025.

We are building strong, fast growing, global brands of the future, adding another 3.6m consumers of non-combustible products1 in the first nine months of the year, more than in all of 2020.

Our strong focus on cash flow and deleveraging continues. We recognise the clear value of a share buyback at the current valuation. We also continue to be clear on the need to deliver on our 2021 commitment to reduce leverage to c.3x adjusted net debt2 / adjusted EBITDA3 and expect to reach this by the year end4. This will provide greater capital allocation flexibility as we enter 2022.

Sustainability is at the core of our transformation with ESG deeply embedded throughout the business. Alongside the acceleration in New Categories, we continue to advance our ESG agenda with stretching metrics, signing up to the UN-backed Race to Zero global campaign.

The next phase in our journey to create a sustainable Enterprise of the Future is being accelerated by our transformation programme Quest, leveraging our agile organisation and building on the success of our business simplification programme Quantum.

We are accelerating our transformation with continued strong momentum across New Categories and are confident in delivering our 2021 financial guidance.’

Performance highlights are expected to include:

Accelerating our Transformation:

o	Strong acquisition of consumers of non-combustible products[1], up 3.6m Sept YTD to 17.1m
o	Continued strong New Category volume and revenue growth
o	Strengthened Vuse global value share leadership in Vapour[5]
o	glo delivering strong consumer acquisition, driving continued THP category volume share gains across all key markets
o	Further New Category investment, building strong global brands and capitalising on our momentum
o	Leveraging our increased scale, New Categories will contribute to profit growth for the first time as their losses start to reduce

Delivering financial performance:

o	Revenue growth at constant currency above 5%, benefitting from strong New Category revenue growth
o	Robust combustibles revenue growth with continued strong pricing, partially offset by geographic mix driven by volume recovery in key lower margin Emerging Markets post COVID and lower US volume
o	FY global tobacco industry volume now expected to be broadly flat (previously c.-1.5%) with the improvement driven by Indonesia. FY US industry volume expectations maintained at around -5.5%
o	A strong US performance, driven by New Category revenue growth and combustible pricing
o	Expected £1bn savings from Quantum delivered one year ahead of plan, well on track to deliver on our revised £1.5bn target by end of 2022, set at our H1 2021 results
o	Maintaining mid single figure constant currency adjusted diluted EPS growth guidance for 2021, with our strong operational performance allowing us to absorb:
o	A c.£260m profit impact[6] from excise changes and competitive pricing in Australia and New Zealand, an increase from the £170m excise impact in Australia stated at H1 2021
o	A continued transactional FX headwind of c.-2% on adjusted profit growth for FY 2021
o	Strong FY operating cash conversion well in excess of 90% of adjusted profit from operations
o	Leverage reducing to c.3x adjusted net debt2/ adjusted EBITDA[3] by year end

Technical guidance:

o	Underlying tax rate of c.25%
o	Gross capex of c.£700m, in-line with adjusted depreciation and amortisation
o	Applying current foreign exchange rates[4] we would expect a translation headwind of over -7% on adjusted diluted EPS growth, (c.-9% on New Category revenue)

Trading update detail: Continued strong momentum in New Categories

Vuse now global leader in Vapour reaching 34.1% category value share in Top 5 Vapour markets Sept YTD, up 6.9 ppts vs. FY 2020

o	Vuse now leads the category in 26 states in the US, and is approaching nationwide leadership with total Vapour value share of 31.4% up 650bps September YTD vs FY 2020
o
Vuse Solo received the first of its kind US FDA[7] Vapour marketing authorisation in October, giving us further confidence in our other Pre-Market Tobacco Product Applications (PMTAs) which share the same foundational science

o	Vuse achieved strong value share gains in all other Top 5 markets, with Vuse global brand migration from Vype fully completed

Continued success of glo Hyper drove THP category volume share of consumables in the Top 9 THP markets up 4.5 ppts vs. FY 2020 to reach 17.7% Sept YTD.

o
Strong performance of glo Hyper in Japan, driving glo total nicotine volume share up +120bps vs. FY 2020 to reach September YTD share of 6.6%. THP category volume share up 170bps YTD September vs. FY 2020 to reach 21.1%

o	In ENA, glo Hyper continues to drive accelerated volume and revenue growth in 2021, with glo achieving strong THP category volume share gains across all key markets
o	glo Hyper has been launched in 4 new markets in the year and is now in 22 of 24 glo markets globally, with further market roll outs planned for 2022

Extending volume share leadership in Modern Oral Top 5 ex US. Category share in Top 5 markets at 36.1% Sept YTD down 0.5 ppts vs. FY 2020 driven by the increased US weighting.

o	Share in Top 5 markets ex US (which account for more than half of Top 5 Modern Oral value) reached 68.9%, up 140bps September YTD vs FY 2020
o	In Sweden and Norway Modern Oral category volume shares of 59.5% and 63.8%, were up 5.6ppts and 1.7ppts September YTD vs FY 2020, respectively
o	Velo Modern Oral volume share in the US grew 5.5ppts v FY 2020 to reach a September YTD share of 13.1% in a competitive market

Continued value growth in combustibles, with strong pricing partially offset by geographic mix and the absorption of a c.£260m profit impact6 in Australia and New Zealand

o	Group cigarette value share up 10bps September YTD
o	Volume recovery and share growth in key Emerging Markets, including Bangladesh and Pakistan
o
Expected strong constant currency revenue and profit growth in the US, with good pricing and growth in value share and premium share (up +50bps and +60bps, respectively), driven by Natural American Spirit and Newport

Building on our strong ESG foundations we are creating shared value for all our stakeholders. Recent highlights include:

o
For the 20th consecutive year we have been named in the Dow Jones Sustainability Indices (DJSI), with an improved industry leading score of 86%, and are once again the only tobacco company to be included in the prestigious DJSI World Index

o	In October our Sustainalytics score improved to 26.8[8], and we have maintained MSCI’s BBB score
o
The 180-day results from our landmark 1-year glo clinical study were published in July.[9] Completely switching to glo resulted in positive changes to all indicators of potential harm compared to smoking, the majority similar to quitting smoking

o	We continue to develop a substantial body of scientific data for our reduced risk products[10] across each category
o
In July, we set further stretching targets including net zero deforestation[11,12] of managed forests in our supply chain by 2025, and net positive impact on forests in our tobacco leaf supply chain by 2025[12]

o	We recently signed up to the UN-backed Race to Zero global campaign

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATplc

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180 / 2012 / 1138 / 1263

Webcast and Conference call - The conference call will begin at 8.30am (GMT).

You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below, using the password: BAT Pre-Closing Trading Update

United Kingdom Toll-Free: 0808 109 0700
United Kingdom Toll: +44 (0) 33 0551 0200

United States Toll-Free: 1 866 966 5335
United States New York: +1 212 999 6659

South Africa Toll-Free: 0 800 980 512
Johannesburg Toll: +27 (0) 11589 8302

A playback facility for the conference call will be available online via www.bat.com.

Market share and volume data (unless otherwise stated) YTD September 2021.

T9 THP markets: Japan - CVS-BC, South Korea - CVS, Russia - IMS (BAT+PMI), Italy - Nielsen, Germany - Nielsen, Romania - Nielsen, Ukraine - Nielsen, Poland - Nielsen, Czech - Nielsen.
T5 Vapour markets: US - Marlin, Canada - Scan Data, UK - Nielsen, France - Strator, Germany - Nielsen.
T5 Modern Oral markets: US - Marlin, Sweden - Nielsen, Denmark - Nielsen, Norway - Nielsen, Switzerland - Scan Data excl. SPAR and Top CC.

1 Non-Combustible Consumer Definition: The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years, US: 21 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilising studies conducted by third parties including Kantar). Target market for acquisition is existing adult smokers/nicotine users.

The number of Non-Combustible product consumers is used by management to assess the number of consumers regularly using the Group’s New Category products as the increase in Non-Combustible products is a key pillar of the Group’s ESG Ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

2 Adjusted net debt is not a measure defined by IFRS. Adjusted net debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.
3 Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.
4Current exchange rates of USD/GBP 1.32 as at 3rd December 2021
5Based on Vype/Vuse estimated value share from RRP in measured retail for Vapour (i.e. total Vapour category value in retail sales) in the USA, Canada, France, UK, Germany. These 5 markets cover c. 75% of global Vapour closed system revenue.
6 At constant rates
7US Food and Drug Administration (FDA)
8 Prior year score 27.8 (October 2020)
9https://link.springer.com/article/10.1007%2Fs11739-021-02798-6
10Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without FDA clearance.
11 The scope of our supply chain for this commitment is our tobacco leaf and paper and pulp-based products supply chains. Certified sustainably sourced means that the material is sourced with specific certification related to chain of custody (e.g. Forest Stewartship Council/Programme for the Endorsement of Forest Certification). BAT will undertake spot verification of these certifications where appropriate. All paper & pulp based materials = Board & Paper for Primary Packing, Board & Paper for Secondary Packaging, Fine Papers for Cigarette/THP, and Cellulose Acetate Tow for Filters & Marketing Materials. For pulp and paper this will be net zero deforestation by 2025 for 100% paper and pulp based materials achieved by ensuring all materials we use are certified sustainably sourced in consideration of deforestation
12 Our tobacco leaf supply chain covers farmers contracted to BAT or our strategic third-party suppliers, representing more than 80% of our total leaf purchases in 2020, as reported via our THRIVE assessments.

Share growth refers to volume share for THP and Modern Oral and value share for Vapour

As used herein, volume share refers to the retail sales volume of the product sold as a proportion of total retail sales volume in that category and value share refers to the retail sales value of the product sold as a proportion of total retail sales value in that category. Please refer to the 2020 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators (KPIs), on page 275

New Categories comprises Tobacco Heating Products (THP), Vapour and Modern Oral.

Note on Non-GAAP Measures

This announcement contains several non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2020 Annual Report on Form 20‐F for a full description of each measure alongside non-financial KPIs, pages 274 to 284.

One non-GAAP measure which the Group uses and that is contained in this announcement is adjusted diluted earnings per share which is before the impact of adjusting items and is derived from diluted earnings per share. This announcement also contains operating cash conversion, a non-GAAP measure defined as net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trade loans to third-parties, pension short fall funding, taxes paid and after net capital expenditure, as a proportion of adjusted profit from operations.

This announcement also contains adjusted net debt and adjusted EBITDA. The Group uses adjusted net debt and adjusted EBITDA to assess its financial capacity. The Management Board believes that these additional measures, which are used internally, are useful to the users of the financial statements in helping them to see how business financing has changed over the year.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s management reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

Forward looking statements

References in this announcement to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (BAT PLC) and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT PLC shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group's New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group's financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.

Additional information concerning these and other factors can be found in BAT PLC filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website http://www.bat.com.